Insight Acquisition Corp.

333 East 91st Street

New York, New York 10128

Tel. No. (609) 751-3193

September 11, 2024

Division of Corporation Finance

U.S. Securities and Exchange Commission

Office of Real Estate & Construction

100 F Street, N.E.

Washington, DC 20549

Attn:	Pearlyne Paulemon
Pam Long

Re:	Insight Acquisition Corp.
Amendment No. 4 to Registration Statement on Form S-4
Filed August 30, 2024
File No. 333-276291

Ladies and Gentlemen:

Insight Acquisition Corp. (the “Company” or “IAC”) is hereby responding to the letter, dated September 9, 2024 (the “Comment Letter”), from the staff (the “Staff”) of the U.S. Securities and Exchange Commission, regarding the Company’s Registration Statement on Form S-4 (the “Registration Statement”). Concurrently with the submission of this letter, the Company is submitting Amendment No. 5 to the Company’s Registration Statement on Form S-4 (the “Amended Registration Statement”) via EDGAR to the Commission for review in accordance with the procedures of the Commission.

The Company has responded to all of the Staff’s comments by revising the Registration Statement to address the comments, by providing an explanation if the Company has not so revised the Registration Statement, or by providing supplemental disclosure as requested. The Staff’s comments are repeated below in italics and followed by the Company’s response. We have included page references to the Amended Registration Statement where the language addressing a particular comment appears. Terms used but not otherwise defined herein have the meanings set forth in the Amended Registration Statement. The changes reflected in the Amended Registration Statement include those made in response to the Staff’s comments as well as other updates.

Some of the IAC officers and directors may be argued to have conflicts of interest that may influence them . . , page 46

1.	We note your response to comment 3. Given the 5,100,000 shares of IAC Class A common stock, 900,000 shares of Class B common stock and the last sales price of $11.38 per share on Nasdaq on July 25, 2024, we are unable to confirm your calculation of $51.2 million aggregate market value. Please clarify how you determined a $51.2 million aggregate market value based on the parameters disclosed or clarify the parameters utilized in your calculation and revise accordingly..

Response: We acknowledge the Staff’s comment and have revised the risk factor disclosure on page 46 of the Amended Registration Statement accordingly.

Division of Corporation Finance

U.S. Securities and Exchange Commission

Office of Real Estate & Construction

September 11, 2024

Page two

Unaudited Pro Forma Condensed Combined Statement of Operations

For the year Ended December 31, 2023, page 72

2.	We note your response to comment 5. For pro-forma purposes, your adjustment (FF), which appears to include the portion related to Janbella, has been reflected as general and administrative expenses. It remains unclear how your response in regards to the issuance to Janbella is consistent with treatment as general and administrative expenses. Please clarify your basis for recognizing the Janbella issuance within general and administrative expenses and/or revise accordingly.

Response: We acknowledge the Staff’s comment and the Company states that pursuant to the Amendment to the Business Combination Agreement, dated June 21, 2024, the Company will issue 1,392,308 shares of common stock to Janbella Group LLC (“Janbella”) at the closing of the Business Combination, which is a bonus payable to William Alessi for assisting in closing the Business Combination that Mr. Alessi directed the Company to issue to Janbella. The Company has determined that the 1,392,308 shares of common stock to be issued to Janbella at the closing of the Business Combination should be included as a general and administrative expense in its pro forma financial information disclosure. We note that the issuance of the 1,392,308 shares of common stock to Janbella at the closing of the Business Combination is unrelated to the Janbella loans to Alpha Modus in the outstanding amount of approximately $1,400,000.

General

3.	We note your response to prior comment 9, that you have included the earnout shares underlying the contingent right in the table, and that you have referred to the contingent right in footnote (1) to the table. Please revise your fee table to list the contingent right, in addition to the underlying earnout shares, as a separate security.

Response: We acknowledge the Staff’s comment and have updated the Exhibit 107 fee table to separately list the contingent right to the earnout shares on a new row. Please see Exhibit 107 to the Amended Registration Statement.

Please contact James Prestiano of Loeb & Loeb LLP, counsel to Insight Acquisition Corp., at (212) 407-4831 or by email at jprestiano@loeb.com, or Lance Brunson of Brunson Chandler & Jones, PLLC, counsel to Alpha Modus Corp., at (801) 303-5737 or by email at lance@bcjlaw.com if you have any questions or if would like additional information with respect to any of the foregoing. Thank you for your assistance and review.

Sincerely,

Insight Acquisition Corp.

/s/ Michael Singer
Michael Singer
Executive Chairman